

September 28, 2012

Via E-mail
C. Robert Quint
Executive Vice President and
Chief Financial Officer
Radian Group, Inc.
1601 Market Street
Philadelphia, PA 19103

>**Re: Radian Group, Inc.**
>**Form 10-K for the Fiscal Year Ended December 31, 2011**
>**Filed February 29, 2012**
>**File No. 001-11356**

Dear Mr. Quint:

We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our some of our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the years ended December 31, 2011

Business
III Financial Guaranty
B. Net Par Outstanding, page 28

1. Please provide us proposed disclosure to be included in future periodic reports that defines and describes the rating designations (i.e. AAA, AA, A, BBB and below investment grade) used throughout this section in various tables and the narrative as well as throughout the filing.

2. Please refer to your disclosure on page 34 that your internal ratings rate 91.3% of your corporate CDO's as AAA versus only 77.1% using S&P's CDO evaluator tool. Please

provide us proposed disclosure to be included in future periodic reports that indicates the differences in the other credit ratings (i.e. AA, A BBB and BIG) and that explains the reasons causing the significantly higher ratings based on your internal ratings.

Notes to the Consolidated Financial Statements

1. Description of Business and Recent Developments
Insurance Regulatory-Capital Requirements, page 164

3. You disclose on page 168 that in November 2011 and February 2012, Radian Group contributed approximately $50.6 million and $100.0 million, respectively, to its mortgage insurance subsidiaries to support their capital positions. You also state that both of these contributions were effective as of December 31, 2011. As it appears based on the disclosure that the $100 million capital contribution was made in 2012, please tell us why it is appropriate to include it in statutory amounts and ratios as of December 31, 2011 disclosed throughout the filing such as in Note 15. Statutory Information, Item 1A Risk factors and Item 7 MD&A, and why you do not disclose the amounts and ratios at December 31, 2011 excluding the $100 million subsequent capital contribution. Direct us to disclosure in your filing that explains the rationale for this presentation or provide us proposed disclosure to be included in future period reports as necessary.

6. VIEs, page 198

4. You state that many of your financial guaranty contracts provide you with substantial control rights over the activities of variable interest entities (VIEs) upon the occurrence of default or other performance triggers and that additional VIEs may be consolidated if these events occur. Please tell us the nature of these conditions in which you would determine that you are required to consolidate if the trigger occurs and why you believe the trigger point is the point in which consolidation would be appropriate. Reference appropriate authoritative literature.

15. Statutory Information, page 228

5. Please address the following by providing us, as applicable, proposed disclosure to be included in future periodic reports:
   - On page 231, you indicate that your statutory financial statements are prepared in accordance with the accounting practices required or permitted by the insurance departments of the respective states of domicile of your insurance subsidiaries. Disclose information addressing the requirements in ASC 944-505-50-3b.
   - Disclose whether any of your insurance entities' risk-based capital would have triggered a regulatory event had they not used a permitted practice. Refer to ASC 944-505-50-6.
   - Disclose the amount of retained earnings restricted or free of restrictions for the payment of dividends to Radian Group's shareholders. Refer to Rule 4-08(e)(1) of Regulation S-X.

- Disclose the amount of restricted net assets for your subsidiaries as of December 31, 2011 or otherwise disclose how you comply with the objective of Rule 4-08(e)(3)(ii) of Regulation S-X.
- Clarify how your disclosure of "statutory policyholders' surplus" and "contingency reserve" throughout this note complies with the requirement to disclose statutory capital and surplus by ASC 944-505-50-1a.
- Disclose the maximum risk-to-capital allowed by the regulators for Radian Guaranty.

18. Commitments and Contingencies, page 240

6. You disclose several actions in which you are subject to litigation. ASC 450-20-50-4 requires that for each loss contingency the company disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Please provide revised proposed disclosure to be included in future periodic reports to comply with ASC 450.

Controls and Procedures.
Internal Control Over Financial Reporting, page 245

7. While it appears that you have conducted an evaluation of internal control over financial reporting, it does not appear that you have disclosed your conclusion as required by Item 308(a)(3) of Regulation S-K. Please amend your filing within 10 business days to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

8. In addition, please consider whether management's failure to provide the disclosure required by Item 308(a)(3) of Regulation S-K impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year and revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant